Filed Pursuant To Rule 433

Registration No. 333-180974

March 12, 2013

World Gold Council’s Artigas: How To Use Gold As A Portfolio Hedge

Posted March 12, 2013 on Seeking Alpha.com

By Sumit Roy of HardAssetsInvestors.com

World Gold Council’s head of Investment Research discusses how and why investors can use gold to hedge their emerging markets exposure.

Juan Carlos Artigas leads Investment Research in the U.S. for the World Gold Council. His responsibilities include managing the global Investment Research team and providing oversight of WGC’s research initiatives related to positioning gold as an integral part of investor portfolios. Artigas has contributed significantly to reshaping the WGC’s approach to investment research through robust financial analysis and the introduction of ideas such as gold as a tail risk hedge, which have helped further gold’s case among professional investors. HAI’s Sumit Roy caught up with Artigas to discuss the WGC’s new report, “Gold and Foreign Exchange Risk.”

HardAssetsInvestor: In what circumstances should investors look to put on exchange rate hedges to protect their portfolios?

Juan Carlos Artigas: Any time an investor makes an allocation to a foreign asset, he automatically gets a certain amount of exposure not only to the foreign asset itself, but to the currency. I nvestors need to be aware that currency risk is there. Unless an investor is willing to take a view on the underlying currency, it makes more sense to hedge. There’s plenty of academic evidence that suggests hedging makes sense.

But the purpose of our research is not necessarily to say you have to hedge in this circumstance and you shouldn’t be hedging in this other circumstance. That’s for the investor to decide based on his or her level of comfort.

What we are saying is, when you look at your currency hedging alternatives for investments, especially those tied to emerging markets, gold can be part of the strategy as it produces results that are beneficial to investors.

HAI: How is gold superior to traditional exchange rate hedging?

Artigas: We don’t see gold necessarily as a substitute, but as a complement to foreign exchange hedges. The reason gold works, and the advantages it has, can be summarized in four points.

The first one—for U.S. investors, and more generally for investors based out of developed-market countries—is that gold has a negative correlation to developed-market currencies. Gold has a negative correlation to the U.S. dollar, in particular, but also to most other developed-market currencies.

The second point is that gold is positively correlated to emerging markets growth. Part of the reason the gold market has been in a boom for the past 12 years has to do with the demand coming from emerging markets. As emerging markets grow, their demand for gold grows. Point No. 3 is that gold actually has lower costs than traditional hedges when it comes to markets or to countries in which there are big interest rate differentials. Emerging markets are a good example. The interest rate differentials between, let’s say, Brazil or India or China or Russia and the U.S. is quite large. Because of that, to put a hedge on a foreign investment based in those countries is quite expensive.

On the contrary, borrowing gold is going to be very cheap for investors because they can borrow funds cheaper—at the same rate as their own local interest rates. And in developed markets, especially in this cycle, interest rates are low.

Finally, point No. 4 is that gold tends to be a good tail-risk hedge. Whenever there is a period of a systemic risk—whenever there is a problem in financial markets or a bigger problem in the economy—you get investors trading out of risk assets and risk markets into assets that they consider safe havens, such as gold.

So the combination of these four factors makes gold a very useful complement to other strategies that are put in place to hedge currency risk.

HAI: You touched on it a little bit. But can you explain how an investor would go about hedging exchange rate risk with gold? Is the gold a borrowed asset?

Artigas: You can do it in many ways. Obviously, you can just have an outright position in gold. But what we did in this particular analysis is compare like-to-like. Usually a hedge is going to be an overlay on a portfolio, not necessarily a direct allocation. While you can do a hedge in your portfolio by directly allocating to gold, and by directly holding a gold position—whether it is in physical gold or ETFs or whatever other vehicle investors use to get their exposure to gold—what we did in our research is assume that gold is going to be an overlay so we can have a fair comparison against traditional exchange-rate hedging.

What an investor can do in this case if they want to create an overlay with gold is borrow at the cash rate, and buy a position in gold with those funds. So it essentially becomes an overlay in their portfolios.

HAI: On that point—the overlay versus the outright position—are there pros and cons of each strategy?

Artigas: It depends on the objective. And what we have found is that gold allocations between 2 and 10 percent of investors’ portfolios tend to be optimal.

A portfolio with gold is going to be superior to a very similar portfolio without gold. It may have lower volatility, lower tail risk and better risk-adjusted returns.

But if an investor already has an allocation and they don’t want to change their allocation by selling some of their assets and buying into gold, they can still put an overlay into gold by borrowing cash and then using those funds to create a position in gold.

The reason an investor would choose one strategy or the other depends on the situation and objectives of such investor. It may depend on the investment guidelines they need to follow, or they may prefer to see gold directly as a currency hedge for a particular set of investments as opposed to an overarching strategy for the portfolio.

Regardless of how you see it, having gold in a portfolio is going to have an overall positive effect on the portfolio composition because gold is a diversifier; because gold is a very liquid asset that can be used in times of stress; because gold is a currency hedge; and because gold tends to preserve its value over the long term.

HAI: Based on your research, over what time period has gold hedging provided superior returns? Would it have worked in the ’70s and ’80s when gold was experiencing very high volatility?

Artigas: During this analysis, we went back to 1987, using approximately 25 years’ worth of data. We didn’t go as far back as the 1970s and ’80s, because this particular paper looked at how investors could be hedging emerging markets assets. Emerging markets were not prevalent back in the ’70s and the ’80s.

Throughout the analysis, what we found is that gold tends to benefit hedging strategies. Again, it’s not that gold completely replaces a hedging strategy, but it complements it in a way that is useful.

It was useful both in periods when gold prices were pretty much flat or coming down as they were in the 1990s, as well as when they were going up. Because it is not really the price mechanism that is the most important, but how gold behaves versus other assets that makes the difference.

HAI: What do you see as the biggest risk to hedging with gold? Under what scenario could such a strategy underperform?

Artigas: Gold is not going to be a perfect hedge for every individual emerging market currency. Instead, it has overarching macro properties that tend to link it to different points in the business cycle, which helps investors in periods of systemic risk.

In discrete periods of time, you may find that direct currency hedges are better than gold. But over the long run—and any hedging strategy must take into account the long run—having gold is superior.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.